EXHIBIT 99.2

6bld0791_screenshow September 2018

6bld0791_screenshow 2 Forward - Looking Statements This presentation contains forward - looking statements regarding future events and financial performance. In some cases, you can identify these statements by words such as “ should,” “except,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” these terms and other comparable terminology. These statements involve a number of risks and uncertainties and are based on numerous assumptions involving judgments with respect to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. There are or may be important factors that could cause our actual results to materially differ from our historical results or from any future results expressed or implied by such forward looking statements. The forward - looking statements in this presentation are based upon management's reasonable belief as of the date hereof. The Company undertakes no obligation to revise or update publicly any forward - looking statements for any reason. DISCLAIMER

6bld0791_screenshow 3 » Attractive discount to NAV at current stock price levels » Average age of fleet of about 1.9 years, following last vessel delivery » High specification ECO design fleet; all vessels fitted with Ballast Water Treatment Systems and part of fleet fitted with Scrubbers » Experienced management team » Revenue visibility with high quality Charterers; gross revenue backlog of $203 million, as of September 10th 2018 » Access to capital markets KEY HIGHLIGHTS

6bld0791_screenshow ATTRACTIVE DISCOUNT TO NAV* 4 OPERATING EXPENSES □ Industry average of similar MR2 vessels aged up to 8 years is $6,508 per day excluding man. fees, registration costs and sundries (see appendix for benchmarking study) □ Our operating expenses average from 2014 to 2017 is $5,658 per day EXECUTIVE PAY □ $360k per annum starting from January 2019 □ Among the Industry’s lowest executive pay » Management estimates the company’s NAV to be between $101.2 and $120.2 million (assuming no exercise of warrants and no conversion of convertible loan). » On a fully diluted basis (assuming exercise of all warrants and conversion of convertible loan) management estimates the company’s NAV to be between $117.7 and $136.7 million. » As of Dec 31, 2017 -- > Stockholders’ equity stood at $ 107 million which is within the NAV range. NAV low estimate NAV high estimate NAV per share NAV per share non - diluted basis $ 5 . 20 $6.17 NAV per share fully diluted basis $ 2. 67 $ 3. 10 Discount to Sep 17th closing price ($0.91) Non - diluted basis 82% 85% Fully diluted basis 6 6% 71% *A range of current vessel values were used for these calculations based on Company estimates and third - party sources. Senior secured debt balances used in these calculations are as of September 30, 2018 and convertible loan outstanding as of today.

6bld0791_screenshow FLEET LIST 5 # Vessel Name Ownership Type DwT Yard 1 Stena Energy 100% Chemical / Oil Product Carrier 50,000 May - 14 Hyundai Vinashin 2 Stena Evolution 100% Chemical / Oil Product Carrier 50,000 Jan - 15 Hyundai Vinashin 3 Eco Fleet 100% Chemical / Oil Product Carrier 39,000 Jul - 15 Hyundai Vinashin 4 Eco Revolution 100% Chemical / Oil Product Carrier 39,000 Jan - 16 Hyundai Vinashin 5 Stena Excellence 100% Chemical / Oil Product Carrier 50,000 May - 16 Hyundai Vinashin 6 Nord Valliant 100% Chemical / Oil Product Carrier 50,000 Aug - 16 Hyundai Vinashin 7 Stena Elegance 100% Chemical / Oil Product Carrier 50,000 Feb - 17 Hyundai Vinashin 8 Eco Holmby Hills 50% Chemical / Oil Product Carrier 50,000 Mar - 18 Hyundai Vinashin 9 Eco Palm Springs 50% Chemical / Oil Product Carrier 50,000 May - 18 Hyundai Vinashin 10 Eco Palm Desert 100% Chemical / Oil Product Carrier 50,000 Sep - 18 Hyundai Vinashin 11 Eco California 100% Chemical / Oil Product Carrier 50,000 Jan - 19 * Hyundai Mipo 12 Eco Marina Del Ray 100% Chemical / Oil Product Carrier 50,000 Mar - 19 * Hyundai Mipo 13 Eco Bel Air 100% Crude Oil Carrier 157,000 Apr - 19 * Hyundai Samho 14 Eco Beverly Hills 100% Crude Oil Carrier 157,000 May - 19 * Hyundai Samho * Expected delivery dates Blt

6bld0791_screenshow FLEET & CHARTER COVERAGE 6 *50% Owned by Top Ships As of September 10 th 2018 , total gross revenue backlog for the fixed period of the time charters of our fleet was approximately $203 million. * *

6bld0791_screenshow Proven credit - worthiness Proven credit - worthiness Source of MR2 Product Tanker Market Data: Clarksons Shipping Intelligence; Timeseries: Average MR Clean Earnings SUCCESSFUL CHARTERING STRATEGY ENACTED IN 2014 7 $17,892 $15,961 $15,396 $15,403 $15,190 $12,517 $21,444 $12,124 $10,213 $8,741 $0 $5,000 $10,000 $15,000 $20,000 $25,000 2014 2015 2016 2017 2018 TOPS TCE RATES ($/day) MR2 PRODUCT TANKER MARKET ($/day) * Up to June 30, 2018 *

6bld0791_screenshow 8 MANAGEMENT FEES □ $550 per vessel per day starting from January 2019 □ Among the Industry’s lowest management fees per vessel (see appendix for benchmarking study) OPERATING EXPENSES □ Industry average operating expenses of similar MR2 vessels is $6,508 per day excluding management fees (based on an operating cost benchmarking study by Moore Stephens, a third party consultancy) □ Our operating expenses average from 2014 to 2017 is $5,658 per day EXECUTIVE PAY □ $360k per annum starting from January 2019 □ Among the Industry’s lowest executive pay NEWLY ADOPTED LOW COST STRUCTURE

HIGH QUALITY CHARTERERS

bp	"BP plc", is a British multinational oil and gas company headquartered in London, England. It is one of the six oil and gas "supermajors"
Shell	Royal Dutch Shell plc. is a global group of energy and petrochemical companies with an average of 92,000 employees in more than 70 countries. It is one of the six oil and gas "supermajors"
Stena Bulk	Stena Bulk, founded 1982, is one of the world's leading tanker shipping companies. Today its fleet consists of about 100 vessels and the company has offices in six countries. Stena Bulk is a part of the Stena Sphere, which has around 20 000 employees in Sweden and abroad.
CLEARLAKE SHIPPING	Clearlake Shipping, is one of the largest charterers of tanker vessels in the world and an operator of drybulk and VLGC vessels and cargoes. Clearlake Shipping's drybulk fleet lists about 120 bulk carriers (capesize/ panamax/supramax) and ships annually about 12 million MT of dry bulk cargo.
NORDEN	"NORDEN A/S" is a Danish shipping company that was founded in 1871. It operates globally in dry cargo and tankers with an active fleet of 285 owned and chartered vessels.
Cargill	Cargill International SA is a leading vessel operator and freight-trading business in the bulk shipping sector.

9

6bld0791_screenshow 10 Evangelos Pistiolis CEO and Founder 25 yrs shipping experience Alexandros Tsirikos CFO 15 yrs shipping experience 12 yrs with the company Vangelis Ikonomou COO 33 yrs shipping experience 15 yrs with the company Konstantinos Patis CTO 21 yrs shipping experience 10 yrs with the company 94 years of combined shipping experience MANAGEMENT TEAM